Seward & Kissel LLP
                              1200 G Street, N.W.
                             Washington, D.C. 20005
                           Telephone: (202) 737-8833
                           Facsimile: (202) 737-5184
                                 www.sewkis.com


                                                     March 5, 2010

VIA EDGAR

Ms. Linda Stirling
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

     Re: The AllianceBernstein Pooling Portfolios - AllianceBernstein Volatility Management Portfolio
          Post-Effective Amendment No. 7
          File Nos. 333-120487 and 811-21673

Dear Ms. Stirling:

      This letter responds to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") to the post-effective amendments to the registration statement filed on Form N-1A of The AllianceBernstein Pooling Portfolios on behalf of its series, AllianceBernstein Volatility Management Portfolio (the "Portfolio"), as provided orally to Young Seo of this office on January 22, 2010. The Staff's comments and our responses are discussed below.

Comment 1:  Risk/Return Summary - Principal Investment Strategies and Risks: The
            Principal Investment Strategies section should include a disclosure regarding how individual securities are selected for purchase and sale.

Response:   We have revised the disclosure in response to this comment.

Comment 2:  Risk/Return Summary - Principal Investment Strategies and Risks: The
            Principal Investment Strategies section should include a disclosure regarding the capitalization range and whether the Portfolio will invest in corporate equity securities, government securities or both. For fixed-income securities, a disclosure regarding maturity and quality should be provided.

Response:   We have revised the disclosure in response to this comment.

Comment 3:  Management of the Portfolio - Portfolio Managers: Disclosure of
            relevant business experience, and not only the current job titles, of the portfolio managers should be provided.

Response:   We have revised the disclosure in response to this comment.

                                     * * *

      We hereby acknowledge that (i) the Portfolio is responsible for the adequacy and accuracy of the disclosures in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Portfolio may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

      If you have any additional comments or questions, please contact Kathleen Clarke or the undersigned at (202) 737-8833.

                                                     Sincerely,

                                                     /s/ Young Seo
                                                     --------------
                                                         Young Seo




cc:   Andrew L. Gangolf, Esq.
      Stephen J. Laffey, Esq.
      Kathleen K. Clarke, Esq.

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